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**Press release**
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CONSTRUCTION PROGRESSING RAPIDLY AT LOULO AS UNDERGROUND EXPANSION PROJECT GETS
GREEN LIGHT

London, 5 August 2004 (LSE:RRS) (Nasdaq:GOLD) - The London and Nasdaq listed gold miner Randgold Resources reported today that the development of its new open-pit mine at Loulo in Mali, scheduled to go into production in July next year, was making rapid progress and said it was also proceeding with a full feasibility study on long-life underground operations at the mine.

The Company said with some 700 construction workers on site, excavations and earthworks had already been completed and the key concrete foundations were above terrace level ahead of the rainy season. The first of the water storage dams had been completed, the aggregate crushing and concrete batching facilities were operational, and a road system had been established to ensure full access to the site during the rainy season. Meanwhile, the US$60 million project financing had almost been finalised.

While the open-pit mine is being built, aggressive drilling has continued at
Loulo to test the continuation of high-grade payshoots within the project area.
A prefeasibility study by SRK Consulting has confirmed the potential for the development of long-life underground operations exploiting the extensions to the
Yalea and Loulo 0 orebodies. A full feasibility study along with another phase of infill drilling, has now been commissioned.

Elsewhere in Mali the Morila mine - 40% owned by Randgold Resources - was still feeling the effects of the operational difficulties experienced with the recently commissioned plant expansion project. Throughput and recoveries were lower than planned and consequently production for the quarter dipped to 85 081 ounces from the previous quarter's 107 115 ounces.

Chief executive Dr Mark Bristow said correcting the operational efficiencies and returning Morila to planned production levels was now management's top priority.

"In conjunction with our joint venture partners, we have developed a technical action plan and timetable to achieve this as a matter of urgency. The operator is committed to this plan and progress will be reviewed at short intervals by the two partners' senior managements. We expect a significant performance improvement in the third quarter, but we've scaled

the production forecast for the year down to 500 000 ounces," he said.

The sale of Syama, the Company's other mine in Mali, was completed during the
June quarter, realising a profit of US$7.1 million, not including future royalty payments.

The Company posted a net profit of US$11.7 million for the quarter (March quarter: net loss of US$4.9 million) but the impact of the below-plan production at Morila reduced its profit from mining from US$7.8 million to US$3.6 million.
Exploration and corporate expenditure was up 38% at US$4.2 million, reflecting the Company's intensive exploration campaign.

During the quarter, this campaign focused on the completion of exploration programmes in West Africa ahead of the rainy season and on implementing the results of its generative work in East Africa.

Aside from the ongoing exploration at Loulo, drilling continued on the Morila joint venture's north western extension of the orebody as well as other very promising targets in the lease area. In the Morila region, surface work and ground geophysics have highlighted eight new targets for drill testing.
Reconnaissance drilling started in Senegal and at the Adansi Asaasi joint venture in Ghana, soil sampling, field mapping and adit identification have been completed on 37% of the permit area. In Tanzania, exploration in the Mara Belt is concentrating on mineralisation similar to that being exploited by Placer
Dome on the adjoining permits, while in the Musoma area trenching has highlighted new surface mineralisation. Randgold Resources recently extended its presence in the Musoma and Mara regions through a joint venture with Barrick and now holds 19 licences in Tanzania. In Burkina Faso, a gold-bearing shear zone is being explored on the Danfora permit, and the company has acquired a second permit known as Kiaka.

"We said at the outset that 2004 was going to be a year of consolidation and construction for Randgold Resources. As is evidenced by our high level of exploration activity, however, we remain a return-driven business committed to organic growth. While our focus is therefore firmly on discovery and development, we also continue to search for value or strategic leverage in merger and acquisition opportunities," Bristow said.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive, Dr Mark Bristow  +44 779 775 2288
Financial Director, Roger Williams  +44 779 771 9660
Investor & Media Relations, Kathy du Plessis  +27 11 728 4701,
Cell: +27 (0) 83 266 5847, randgoldresources@dpapr.com
Website: www.randgoldresources.com
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